EX-99.1

For More Information, Please Contact:
Julie Shafiki	Erika Levy / Lee Roth
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1208 / 1209
Phone: +972-9-775-5118	Email: elevy@kcsa.com / lroth@kcsa.com
Email: JulieS@powerdsine.com

PowerDsine Ltd. Announces Results of Special General Meeting of Shareholders

Hod Hasharon, Israel. (September 9, 2004) – PowerDsine Ltd. (Nasdaq: PDSN) (the “Company”) announced today the results of a Special General Meeting of Shareholders held on September 8, 2004at 1:00 p.m. Israel time, at the Company’s offices located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel.

At the special general meeting, the shareholders adopted the following resolutions:

      1)   To elect Dr. Michael Anghel and Ms. Dana Gross as external directors.

      2)   To approve the cash compensation of the external directors of the Company.

      3)   To approve the grant to directors of the Company of options to purchase the Company’s ordinary shares, par value NIS 0.01 per share.

This meeting was held in order to comply with Israeli law, which requires that a shareholders’ meeting be held within 90 days of completion of the Company’s initial public offering. Shareholders of record as of the close of business on August 4, 2004, were entitled to vote at the meeting.

PowerDsine designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to transmit and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com.

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forwardlooking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.